SECURIT[barcode]ISSION

06008256

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response.......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66289

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Morgan Joseph High Yield Trading, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Fifth Avenue, 15th Floor
(No. and Street)

New York (City) | New York (State) | 10020-2302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Louise Malanoski | (212) 218 - 3748
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue (Address) | New York (City) | New York (State) | 10017 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OA[illegible]R AFFIRMATION

I, Mary Louise Malanoski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement [illegible] upporting schedules pertaining to the firm of Morgan Joseph High Yield Trading, LLC, as of [illegible]ember 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any p[illegible], proprietor, principal officer or director has any proprietary interest in any account classified solely as tha[illegible] customer, except as follows:

ANGELA M. MOLINAS
Notary Public, State of New York
No. 01MO6076727
Qualified in Westchester County
Commission Expires July 01, 2006

Notary Public

Signature

Delegate
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equ[illegible] Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordi[illegible] o Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve [illegible] ements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or C[illegible] Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate ex[illegible] n, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Rese[illegible] quirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and u[illegible] ed Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequac[illegible] nd to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal a[illegible] ng control required by SEC Rule 17a-5.

***For conditions of confidential treatm[illegible] certain portions of this filing, see section 240.17a-5(e)(3).*

MORGAN JOSEPH HIGH YIELD TRADING LLC
(a wholly owned indirect subsidiary of Morgan Joseph Holdings Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

MJ Management LLC, the Member
Morgan Joseph High Yield Trading LLC

We have audited the accompanying statement of financial condition of Morgan Joseph High Yield Trading LLC (the "Company") (a wholly owned indirect subsidiary of Morgan Joseph Holdings Inc.) as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Morgan Joseph High Yield Trading LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 15, 2006

MORGAN JOSEPH HIGH YIELD TRADING LLC

Statement of Financial Condition
December 31, 2005

ASSETS	
Cash and cash equivalents	$ 739,028
Prepaid expenses	4,342
	$ 743,370
LIABILITIES	
Accounts payable and other accrued expenses	$ 16,500
Payable to parent	2,456
	18,956
MEMBER'S EQUITY	
Capital	750,000
Retained earnings	(25,586)
Total member's equity	724,414
	$ 743,370

MORGAN JOSEPH HIGH YIELD TRADING LLC

Notes to Statement of Financial Condition
December 31, 2005

NOTE A - ORGANIZATION AND BUSINESS

Morgan Joseph High Yield Trading LLC (the "Company"), was formed as a limited liability company on September 25, 2003, under the Delaware Limited Liability Company Act., and was funded solely by its member MJ Management LLC, a wholly owned subsidiary of Morgan Joseph Holdings Inc. ("Holdings"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company was established to make markets in and facilitate the trading of high yield bonds, convertible bonds, bank loans, other corporate claims, special situation equities, and index hedge and to distribute high yield securities through private placements or public underwritings. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt, pursuant to paragraph (k)(2)(ii), from the Securities and Exchange Commission ("SEC") Rule 15c3-3. All securities transactions are cleared through clearing brokers pursuant to a clearance agreement or a customer agreement. During 2005, the Company did not conduct any business activity.

In February 2006, the Company applied to withdraw its NASD membership and registration with the SEC as a broker-dealer.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

Cash and cash equivalents consist of cash held at our clearing broker, Bear Stearns Securities Corp.

[2] Revenue recognition:

Interest income is accrued as it is earned.

[3] Income taxes:

As a single-member limited liability company, the Company does not incur any liability for federal, state or city income taxes since all income, deductions and credits are reportable by its member.

[4] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 times net capital. At December 31, 2005, the Company had net capital of $720,072 or $620,072 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.03 to 1.